SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900 and 333-170901.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: February 10, 2011

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Ehud Helft / Kenny Green
CCG Investor Relations
ezchip@ccgisrael.com
Tel: (US) 1 646 797 2868 / 1 646 201 9246

FOR IMMEDIATE RELEASE

EZCHIP CONCLUDES RECORD YEAR WITH 2010 REVENUES
INCREASING 55% YEAR-OVER-YEAR TO $62 MILLION

Fourth quarter revenues increase 33% year-over-year to $17.1 million

Yokneam, Israel, February 10, 2011 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in Ethernet network processors, today announced its results for the fourth quarter and full year ended December 31, 2010.

Fourth Quarter and Full Year 2010 Highlights:

•	Annual revenues for 2010 of $62.0 million, an increase of 55% year-over-year

•	Fourth quarter revenues of $17.1 million, an increase of 33% year-over-year and 5% sequentially

•	Fourth quarter gross margin reached 71.3% on a GAAP basis and 74.7% on a non-GAAP basis

•
Net income, on a GAAP basis, was $4.0 million for the fourth quarter (which included utilization of a deferred tax asset of $2.3 million) and $13.6 million for 2010 (which included utilization of a deferred tax asset of $8.2 million)

•	Net income, on a non-GAAP basis, was $8.6 million for the fourth quarter (50% of revenues) and $30.4 million for 2010 (49% of revenues), a year-over-year increase of 55% and 117%, respectively

•	Operating cash flow was $5.5 million for the quarter and $25.6 million for 2010

•	End of 2010 net cash was $101.3 million

Fourth Quarter 2010 Results:

Total revenues in the fourth quarter of 2010 were $17.1 million, an increase of 33% compared to $12.9 million in the fourth quarter of 2009, and an increase of 5% compared to $16.4 million in the third quarter of 2010.

Net income, on a GAAPbasis, for the fourth quarter of 2010 was $4.0 million (which included utilization of a deferred tax asset of $2.3 million), or $0.15 per share (diluted), compared to net income of $14.9 million (which included a tax benefit of $11.7 million), or $0.58 per share (diluted), in the fourth quarter of 2009, and net income of $4.5 million (which included utilization of a deferred tax asset of $2.0 million), or $0.17 per share (diluted), in the third quarter of 2010.

Net income, on a non-GAAP basis, for the fourth quarter of 2010 was $8.6 million, or $0.31 per share (diluted), compared to non-GAAP net income of $5.5 million, or $0.22 per share (diluted), in the fourth quarter of 2009, and non-GAAP net income of $8.7 million, or $0.32 per share (diluted), in the third quarter of 2010.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Cash, cash equivalents and marketable securities as of December 31, 2010, totaled $101.3 million, compared to $93.1 million as of September 30, 2010. Cash generated from operations during the fourth quarter was $5.5 million, cash used in investing activities was $0.1 million, cash provided by financing activities (resulting from the exercise of options) was $2.9 million and a decrease of $0.1 million resulted from unrealized loss on marketable securities.

Full Year 2010 Results:

Total revenues for the year ended December 31, 2010 were $62.0 million, a 55% increase compared to $40.0 million in 2009.

Net income on a GAAP basis for 2010 was $13.6 million (which included utilization of a deferred tax asset of $8.2 million), or $0.52 per share (diluted), compared to net income of $17.4 million (which included a tax benefit of $11.7 million), or $0.66 per share (diluted), in 2009.

Net income on a non-GAAP basis for 2010 was $30.4 million, or $1.14 per share (diluted),   compared with non-GAAP net income of $14.0 million, or $0.54 per share (diluted), in 2009.

Eli Fruchter, CEO of EZchip, commented, “2010 was a year of progress and achievement for EZchip both on the financial and business fronts. On the financial front revenues grew 55% year-over-year to $62 million and our non-GAAP net income grew 111% to over $30 million. Consequently, in 2010 we generated net cash of $34 million with approximately $26 million generated from operations, ending 2010 with over $101 million in cash and cash equivalents, and no debt.”

“On the business front, during 2010 we continued to make substantial progress with our next generation network processors. NP-4 has already garnered design wins from the vast majority of high volume CESR platforms that use high speed merchant NPUs, and we believe NP-4 represents a revenue opportunity that is four times the size of our NP-2 and NP-3 opportunity combined. Our NPA access network processors moved to production and we began shipping production parts during the fourth quarter. Our NP-5 has won its first design wins with tier-1 OEMs and our goal is to develop NP-5 to be as successful as the NP-4 and to ensure continued growth for several more years.”

“Looking ahead, we believe we have the products, customers and leading market position to continue to grow our business in 2011 and beyond.  In the short term, we expect to see a single-digit decline in revenues in the first quarter of 2011 compared to the first quarter of 2010, as we see inventory adjustments from several customers. We believe that growth will resume in the second quarter of 2011, and increase significantly in the second half of 2011 when the NP-3 based systems continue to ramp and the NP-4 based systems enter production.”

Conference Call

The Company will be hosting a conference call later today, February 10, 2011, at 10:00am ET, 7:00am PT, 3:00pm UK time and 5:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate through live webcast, please access the corporate website, http://www.ezchip.com, at least 10 minutes before the conference call commences.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

To participate through dial-in, please call one of the following teleconferencing numbers. Please begin placing your calls at least 15 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
International Dial-in Number (Israel): +972 3 918 0609
Israel Dial-in Number: 03 918 0609

For those unable to listen to the live call, a replay of the call will be available the day after the call under the 'Investor Relations' section of the website.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business.  The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with ASC 718 (originally issued as SFAS 123R), amortization of intangible assets, benefit from (provision for) taxes on income, and net loss (income) attributable to noncontrolling interest.  Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

About EZchip

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment.  EZchip provides its customers with solutions that scale from 1-Gigabit to 200-Gigabits per second with a common architecture and software across all products.  EZchip’s network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks.  Flexibility and integration make EZchip’s solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.  For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 25, 2010 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

-- Financial Tables Follow --

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com
EZchip Semiconductor Ltd. Condensed Consolidated Statements of Operations (U.S. Dollars in thousands, except per share amounts) (Unaudited)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2010	2009	2010	2009

Revenues	$17,136	$16,377	$12,874	$61,998	$40,046
Cost of revenues	4,461	3,833	3,588	15,668	11,224
Amortization of purchased technology	453	471	496	1,915	1,985
Gross profit	12,222	12,073	8,790	44,415	26,837

Operating expenses:
Research and development, net	3,577	3,177	3,361	13,665	13,243
Selling, general and administrative	2,617	2,651	2,381	10,001	8,697
Total operating expenses	6,194	5,828	5,742	23,666	21,940

Operating income	6,028	6,245	3,048	20,749	4,897
Financial income, net	312	299	181	1,130	902
Income before taxes	6,340	6,544	3,229	21,879	5,799
Tax benefit (taxes on income)	(2,314)	(2,043)	11,675	(8,236)	11,675
Income before noncontrolling interest	4,026	4,501	14,904	13,643	17,474
Less: Net income attributable to noncontrolling interest	--	--	(41)	--	(92)
Net income	$4,026	$4,501	$14,863	$13,643	$17,382

Net income per share:
Basic	$0.16	$0.18	$0.63	$0.54	$0.74
Diluted	$0.15	$0.17	$0.58	$0.52	$0.66
Weighted average shares used in per share calculation:
Basic	25,877,546	25,421,522	23,451,744	25,281,651	23,376,217
Diluted	27,130,392	26,524,702	23,584,580	26,110,132	23,516,260

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Reconciliation of GAAP to Non-GAAP Measures (U.S. Dollars in thousands, except per share amounts) (Unaudited)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2010	2009	2010	2009

GAAP gross profit	$12,222	$12,073	$8,790	$44,415	$26,837
Stock-based compensation	133	58	70	302	214
Amortization of purchased intangible assets	453	471	496	1,915	2,035
Non-GAAP gross profit	$12,808	$12,602	$9,356	$46,632	$29,086

GAAP gross profit as percentage of revenues	71.3%	73.7%	68.3%	71.6%	67.0%
Non-GAAP gross profit as percentage of revenues	74.7%	76.9%	72.7%	75.2%	72.6%

GAAP operating expenses	$6,194	$5,828	$5,742	$23,666	$21,940
Stock-based compensation:
Research and development	(782)	(754)	(866)	(2,941)	(2,908)
Selling, general and administrative	(717)	(677)	(672)	(2,587)	(2,223)
Amortization of purchased intangible assets
Selling, general and administrative	(193)	(194)	(210)	(773)	(840)
Non-GAAP operating expenses	$4,502	$4,203	$3,994	$17,365	$15,969

GAAP operating income	$6,028	$6,245	$3,048	$20,749	$4,897
Non-GAAP operating income	$8,306	$8,399	$5,362	$29,267	$13,117

GAAP net income	$4,026	$4,501	$14,863	$13,643	$17,382
Stock-based compensation	1,632	1,489	1,608	5,830	5,345
Amortization of purchased intangible assets	646	665	706	2,688	2,875
Provision for (benefit from) taxes on income*	2,314	2,043	(11,675)	8,236	(11,675)
Net income attributable to noncontrolling interest	--	--	41	--	92
Non-GAAP net income	$8,618	$8,698	$5,543	$30,397	$14,019

Non-GAAP net income per share - Diluted	$0.31	$0.32	$0.22	$1.14	$0.54
Non-GAAP weighted average shares - Diluted**	27,596,018	27,130,452	23,688,230	26,616,453	23,607,890

*
Taxes on income represent the non-cash utilization of a deferred tax asset with respect to the Company's estimate of its accumulated taxable income in accordance with ASC 740 (originally issued as SFAS 109).  Once the Company completes the utilization of the deferred tax asset, the Company expects to be exempt from Israeli companies taxes for at least ten years due to benefits provided to the Company pursuant to the Company's Israeli approved and privileged enterprise programs.

**
In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with ASC 718 (originally issued as SFAS 123R).

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Condensed Consolidated Balance Sheet (U.S. Dollars in thousands)

	December 31,	December 31,
	2010	2009
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents and marketable securities	$101,310	$67,238
Trade receivables, net	8,988	6,340
Other receivables	1,178	6,065
Inventories	4,522	1,533
Deferred tax assets, net	3,443	6,038
Total current assets	119,441	87,214

NON CURRENT ASSETS:
Severance pay fund	5,209	4,099
Long term deferred tax assets	--	5,571
Long term investment and others	335	--
Total non current assets	5,544	9,670

PROPERTY AND EQUIPMENT, NET	419	394

Goodwill	96,276	96,276
Intangible assets, net	1,181	3,869
TOTAL ASSETS	$222,861	$197,423

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$1,289	$1,963
Other payables and accrued expenses	6,569	10,218
Total current liabilities	7,858	12,181

LONG TERM LIABILITIES:
Accrued severance pay	5,974	4,779

SHAREHOLDERS’ EQUITY:
Share capital	149	140
Additional paid-in capital	271,959	257,078
Accumulated other comprehensive income	540	507
Accumulated deficit	(63,619)	(77,262)
Total shareholders’ equity	209,029	180,463
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$222,861	$197,423

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Selected Condensed Consolidated Cash Flow Data (U.S. Dollars in thousands) (Unaudited)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2010	2009	2010	2009

Cash flows from operating activities:

Net income	$4,026	$4,501	$14,863	$13,643	$17,382
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	696	712	751	2,887	3,074
Decrease (increase) in trade and other receivables, net	(1,677)	(1,199)	(6,188)	2,133	(6,484)
Decrease (increase) in inventory	(913)	(922)	626	(2,989)	2,351
Decrease (increase) in deferred tax asset	2,303	2,011	(11,675)	8,162	(11,675)
Increase (decrease) in trade payables and other accrued liabilities, net	(608)	403	5,441	(4,077)	6,634
Stock-based compensation	1,632	1,489	1,608	5,830	5,345
Net income attributable to noncontrolling interest	--	--	41	--	92
Net cash provided by operating activities	5,459	6,995	5,467	25,589	16,719

Cash flows from investing activities:

Purchase of property and equipment	(74)	(46)	(16)	(385)	(110)
Long term investment and others	--	(200)	--	(200)	--
Net cash used in investing activities	(74)	(246)	(16)	(585)	(110)

Cash flows from financing activities:

Proceeds from issuance of share capital, net of issuance cost	--	--	--	1,072	(213)
Proceeds from exercise of options	2,890	2,795	1,238	7,988	1,731
Net cash provided by financing activities	2,890	2,795	1,238	9,060	1,517

Unrealized gain (loss) on marketable securities, net	(99)	288	(8)	8	997

Increase in cash, cash equivalents and marketable securities	8,176	9,832	6,681	34,072	19,123
Cash, cash equivalents and marketable securities at the beginning of the period	93,134	83,302	60,557	67,238	48,115
Cash, cash equivalents and marketable securities at the end of the period	$101,310	$93,134	$67,238	$101,310	$67,238